UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rules 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 1)*

SUNLINK HEALTH SYSTEMS, INC.

(Name of issuer)

Common Stock, without par value

(Title of class of securities)

86737U102

(CUSIP number)

COPY TO:

R. G. Barrett

North Atlantic Value LLP

Ryder Court

14 Ryder Street

London SW1Y 6QB, England

011-44-207-747-5640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 25, 2005

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86737U102	SCHEDULE 13D	Page 2 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) North Atlantic Value LLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 352,600 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 352,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON* OO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 3 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christopher Harwood Bernard Mills
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 352,600 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 352,600

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 352,600
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 4 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Opportunity Trust plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 290,800 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 290,800

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 290,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON* IV

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 5 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) The Trident North Atlantic Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 37,080 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 37,080

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,080
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14.	TYPE OF REPORTING PERSON* IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 6 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trident Holdings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 18,540 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 18,540

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON* IV, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 7 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) High Tor Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 6,180 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 6,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,180
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 8 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gildea Management Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 105,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON* CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 9 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John W. Gildea
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,800 8. SHARED VOTING POWER 105,000 9. SOLE DISPOSITIVE POWER 2,800 10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,800
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 86737U102	SCHEDULE 13D	Page 10 of 27

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Axia Value Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 105,000 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 105,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14.	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 1 TO

STATEMENT ON SCHEDULE 13D

This Amendment No. 1 to Statement on Schedule 13D (the “Amendment”) is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D filed by certain of the Filing Parties with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 pursuant to a joint filing agreement dated as of January 25, 2005.

Item 1. Security and Issuer.

The class of equity securities to which this Amendment relates is the common stock, without par value (the “Common Stock”), of Sunlink Health Systems, Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at 900 Circle 75 Parkway, Suite 1120, Atlanta, Georgia 30339.

Item 2. Identity and Background.

2 (a-c,f).

I. Filing Parties:

This Amendment is filed on behalf of the following persons, who are collectively referred to as the “Filing Parties:”

1.	North Atlantic Value LLP (“North Atlantic Value”) is a limited liability partnership organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. North Atlantic Value is a firm authorized by the United Kingdom’s Financial Services Authority and is principally engaged in the business of investment management of active value and private equity investments, as well as to its private clients.

2.	Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of North Atlantic Smaller Companies Investment Trust (“NASCIT”), as chief executive of American Opportunity Trust plc (“American Opportunity Trust”), as a director of J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, The Trident North Atlantic Fund (“Trident North Atlantic”), Oryx International Growth Fund Limited, Acquisitor plc and Acquisitor Holdings (Bermuda) Ltd., and as co-investment adviser to NASCIT.

3.	American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y

6QB England. American Opportunity Trust is a publicly-held investment trust company. North Atlantic Value serves as investment manager to American Opportunity Trust.

4.	Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and North Atlantic Value serves as an investment adviser to Trident North Atlantic.

5.	Trident Holdings (“Trident Holdings”) is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 1350GT, 75 Fort Street, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. North Atlantic Value serves as an investment adviser to Trident Holdings.

6.	High Tor Limited (“Trident High Tor”) is a corporation organized under the laws of the Cayman Islands with its principal office and business at P.O. Box N-4857, Unit No. 2, Cable Beach Court, West Bay Street, Nassau, The Bahamas. High Tor Limited is a private client of North Atlantic Value, which serves as an investment adviser to a portfolio of assets owned by Trident High Tor.

7.	Gildea Management Company is a corporation organized under the laws of the State of Delaware with its principal office and business address at PO Box 938, 65 Vitti Street, New Canaan, Connecticut. Gildea Management Company is principally engaged in the business of investment management.

8.	John W. Gildea is a U.S. citizen whose principal business address is PO Box 938, 65 Vitti Street, New Canaan, Connecticut. His principal employment includes service as the managing director of Gildea Management Company and as a director of American Opportunity Trust.

9.	Axia Value Partners LLC (“Axia Value Partners”)is a limited liability company organized under the laws of the State of Delaware with its principal office and business address at PO Box 938, 65 Vitti Street, New Canaan, Connecticut. Axia Value Partners is a private equity fund. Gildea Management Company serves as the investment manager of Axia Value Partners.

II. Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

(d) Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 290,800 shares of Common Stock beneficially held by American Opportunity Trust is $1,582,421 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

The aggregate purchase price of the 37,080 shares of Common Stock beneficially held by Trident North Atlantic is $205,423 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic were paid for using its working capital funds.

The aggregate purchase price of the 18,540 shares of Common Stock beneficially held by Trident Holdings is $102,711 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident Holdings were paid for using its working capital funds.

The aggregate purchase price of the 6,180 shares of Common Stock beneficially held by Trident High Tor is $34,237 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident High Tor were paid for using its working capital funds.

The aggregate purchase price of the 105,000 shares of Common Stock beneficially held by Axia Value Partners is $576,250 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Axia Value Partners were paid for using its working capital funds.

The aggregate purchase price of the 2,800 shares of Common Stock beneficially held solely by John W. Gildea is $14,280 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held solely by Mr. Gildea were paid for using his personal funds.

Item 4. Purpose of Transaction.

The Filing Parties believe that the shares of Common Stock of the Company are undervalued and represent an attractive investment opportunity and they are considering pursuing any and all of the actions enumerated below.

The Filing Parties may take such actions with respect to their investment in the Company as they deem appropriate, including without limitation: (i) having open communications with the Company’s management in order to monitor their efforts to increase shareholder value, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Company through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to amend the Company’s charter and by-laws, (v) seeking to elect a slate of directors to the Company’s board of directors and (vi) presenting proposals for stockholders’ consideration at an annual or special meeting of the Company’s stockholders.

Should the Company fail to define a clear strategy to maximize shareholder value, the Filing Parties may consider a means by which some or all of the directors may be removed from the board of directors.

In addition, the Filing Parties believe it is in the interest of all shareholders if either the current board or a new board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

The Filing Parties may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote	Number of Shares: Shared Power to Vote	Number of Shares: Sole Power to Dispose	Number of Shares: Shared Power to Dispose	Approximate Percentage*
North Atlantic Value	352,600	0	352,600	0	352,600	5.0%
Christopher H. B. Mills	352,600	0	352,600	0	352,600	5.0%
American Opportunity Trust	290,800	0	290,800	0	290,800	4.1%
Trident North Atlantic	37,080	0	37,080	0	37,080	0.5%
Trident Holdings	18,540	0	18,540	0	18,540	0.3%
Trident High Tor	6,180	0	6,180	0	6,180	0.1%
John W. Gildea	107,800	2,800	105,000	2,800	105,000	1.5%
Gildea Management Company	105,000	0	105,000	0	105,000	1.5%
Axia Value Partners	105,000	0	105,000	0	105,000	1.5%

*	Based on 7,078,665 shares of Common Stock, without par value, outstanding as of November 11, 2004, which is based on information reported in the Company’s 10-Q, for the period ended September 30, 2004.

(c) In the time since the Filing Parties last filed a Statement on Schedule 13D relating to the Common Stock, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

Sunlink Health Systems, Inc.	Trades Since Last Filing

Filing Party	Date	No. of Shares	Price (US$)	Broker
American Opportunity Trust	01/24/05	8,300	$5.50	Oscar Gruss
Trident North Atlantic	01/25/05	37,080	$5.54	Oscar Gruss
Trident Holdings	01/25/05	18,540	$5.54	Oscar Gruss
Trident High Tor	01/25/05	6,180	$5.54	Oscar Gruss

All of the above transactions were effected on the open market and were purchases.

(d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

North Atlantic Value is the investment manager and/or investment adviser to each of American Opportunity Trust, Trident North Atlantic, Trident Holdings, Trident High Tor and its private clients and as such it has the authority to vote or dispose of the Common Stock. Christopher Harwood Bernard Mills is the Chief Executive of American Opportunity Trust. Christopher Harwood Bernard Mills is also a partner of North Atlantic Value. Gildea Management Company is the investment manager to Axia Value Partners and as such it has the authority to vote or dispose of the Common Stock. John W. Gildea is a managing director of Gildea Management Company and is also a director of American Opportunity Trust.

Item 7. Material to be Filed as Exhibits.

99.1    Amended and Restated Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2005

NORTH ATLANTIC VALUE LLP

By:	/s/ R. G. Barrett
Name:	R. G. Barrett
Title:	Compliance Officer
Executed on behalf of the Filing Parties pursuant to the Amended and Restated Joint Filing Agreement, filed herewith.

Schedule A

Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the members and partners of North Atlantic Value LLP as of the date hereof.

Members:

Name:	J O Hambro Capital Management Group Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Name:	J O Hambro Capital Management Limited
(Member)
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England

Partners:

Name:	Christopher Harwood Bernard Mills
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Chief Executive, American Opportunity Trust
Director, Trident North Atlantic
Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Nichola Pease
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director and Chief Executive, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Jeremy James Brade
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Partner, North Atlantic Value LLP

Name:	Fay Elizabeth Foster
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

Name:	Charles Clifford Dominic Groves
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Partner, North Atlantic Value LLP

Name:	Basil David Postan
(Partner)
Citizenship:	British
Business Address:	Ryder Court
14 Ryder Street
London SW1Y 6QB
England
Principal Occupation:	Director, J O Hambro Capital Management Limited
Partner, JOHCM Alternative Investments LLP

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc as of the date hereof.

Name:	R. Alexander Hammond-Chambers (Chairman)
Citizenship:	British
Business Address:	29 Rutland Square Edinburgh EH1 2BW Scotland
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Christopher Harwood Bernard Mills (Chief Executive)
Citizenship:	British
Business Address:	Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	John W. Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company PO Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Name:	The Hon. James J. Nelson (Director)
Citizenship:	British
Business Address:	Graphite Capital Management LTD[1] 4th Floor Berkeley Square House Berkeley Square London W1X 5PA England
Principal Occupation:	Non-Executive Director, Graphite Capital Management LTD

Name:	Iain Tulloch (Director)
Citizenship:	British
Business Address:	Swallow Ha-Symington Ayrohire Scotland KA1 5PN
Principal Occupation:	Non-Executive Director, American Opportunity Trust

Name:	Philip Ehrman (Director)
Citizenship:	British
Business Address:	Gartmore Investment Management Ltd.[2] Gartmore House 8 Fenchurch Place London EC3M 4PH England
Principal Occupation:	Head of Pacific & Emerging Markets, Gartmore Investment Management Ltd.

1	Graphite Capital Management LTD is principally engaged in the investment management business.
2	Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund as of the date hereof.

Name:	Raymond O’Neill (Director)
Citizenship:	Irish
Business Address:	RSM Robson (Dublin) Futzwilton House Wilton Place Dublin 2 Ireland
Principal Occupation:	Partner, RSM Robson Rhodes

Name:	Christopher Harwood Bernard Mills (Director)
Citizenship:	British
Business Address:	J O Hambro Capital Management Limited Ryder Court 14 Ryder Street London SW1Y 6QB England
Principal Occupation:	Chief Executive, American Opportunity Trust Director, Trident North Atlantic Director, J O Hambro Capital Management Limited Partner, North Atlantic Value LLP

Name:	David Sargison (Director)
Citizenship:	British
Business Address:	Ironshore Corporate Services Limited Box 1234GT Queensgate House South Church Street Grand Cayman Cayman Islands
Principal Occupation:	Managing Director, Ironshore Corporate Services Limited

Name:	John Gildea (Director)
Citizenship:	USA
Business Address:	Gildea Management Company PO Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Name:	Ralph Woodford (Director)
Citizenship:	British
Business Address:	Caledonian Bank & Trust Limited Caledonian House George Town, Grand Cayman Cayman Islands
Principal Occupation:	Director, Caledonian Bank & Trust Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident Holdings as of the date hereof.

Name:	Integra Limited
(Corporate Director)
Citizenship:	Cayman Islands
Business Address:	Integra Limited
P.O. Box 1350
The Huntlaw Building
Fort Street
George Town, Grand Cayman
Cayman Islands
Principal Occupation:	Corporation

The following table sets forth certain information concerning each of the directors and executive officers of High Tor Limited as of the date hereof.

Name:	Paul R. Sandford
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

Name:	Donald W. Tomlinson
(Director)
Citizenship:	Canadian
Business Address:	High Tor Limited
P.O. Box N-4857
Unit No. 2
Cable Beach Court
West Bay Street
Nassau, The Bahamas
Principal Occupation:	Director, High Tor Limited

The following table sets forth certain information concerning the sole director of Gildea Management Company as of the date hereof.

Name:	John W. Gildea (Managing Director)
Citizenship:	USA
Business Address:	Gildea Management Company PO Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

The following table sets forth certain information concerning the sole director of Axia Value Partners LLC as of the date hereof.

Name:	John W. Gildea (Sole Director)
Citizenship:	USA
Business Address:	Gildea Management Company PO Box 938 65 Vitti Street New Canaan, Connecticut 06840 USA
Principal Occupation:	Managing Director, Gildea Management Company

Exhibit Index

The following documents are filed herewith or incorporated herein by reference:

Exhibit	Page
(99.1) Joint Filing Agreement dated as of January 24, 2005 among the Filing Parties.	Previously filed.

(99.2) Amended and Restated Joint Filing Agreement dated as of January 31, 2005 among the Filing Parties.	Filed herewith.